As filed with the Securities and Exchange Commission on June 30, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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REGISTRATION STATEMENT
(Schedule B)
UNDER
THE SECURITIES ACT OF 1933
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European Investment Bank
(Exact Name of Registrant)
100, boulevard Konrad Adenauer, L-2950 Luxembourg, Grand Duchy of Luxembourg
(Address of Registrant)
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Name and address of authorized agent in the United States:

John Bruton
Head of Delegation of the
Delegation of the European Commission to the United States
2300 M Street, N.W.
Washington, D.C. 20037

It is requested that copies of all notices and communications from the Securities and Exchange Commission be sent to:

PHILIP J. BOECKMAN Cravath, Swaine & Moore LLP CityPoint One Ropemaker Street London EC2Y 9HR England	KATHRYN A. CAMPBELL Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England
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Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as described herein.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. ☐
CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered(1)	Amount being registered(2)	Proposed maximum offering price per unit(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)
Notes and/or Bonds.....................................................................	$5,000,000,000	100%	$5,000,000,000	$367,940.28
(1)	Title of each class to be determined from time to time.
(2)
Or, if any Notes and/or Bonds listed above are sold at an original discount or denominated in a currency other than United States dollars, such different amount as shall result in net proceeds of not more than $5,000,000,000 to the Registrant.

(3)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.
(4)
In accordance with Rule 457(p), the fee calculation excludes fees of $167,059.72 which are a portion of the fees previously paid in connection with the securities registered pursuant to Registration Statement No. 333-130289, initially filed with the Securities and Exchange Commission on December 13, 2005, of which $1,561,305,765 of securities remain unsold.

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The Notes and/or Bonds listed above are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.
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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

Pursuant to Rule 404(a) of the Securities Act of 1933 and Rule 501(b) of Regulation S-K thereunder, following are cross references between Schedule B of the Securities Act of 1933 and this Registration Statement.

Schedule B Item	Location
1	Cover Page
2	Use of Proceeds
3	The European Investment Bank; Where You Can Find More Information; Exhibits
4	The European Investment Bank; Introduction
5	The European Investment Bank; Where You Can Find More Information
6	*
7	Authorized Representative in the United States
8	*
9	*
10	*
11	*
12	Legal Opinions; Exhibits
13	Exhibits
14	Exhibits
____________
* To be provided from time to time in prospectus supplements filed pursuant to Rule 424(b) in accordance with Release No. 33-6424.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities until the registration statement is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 30, 2006

European Investment Bank

100, boulevard Konrad Adenauer
L-2950 Luxembourg,
Grand Duchy of Luxembourg

Debt Securities

The European Investment Bank from time to time may offer its debt securities consisting of notes and/or bonds denominated in U.S. dollars, in euro, in another currency of any of the member states of the European Community, in Japanese yen, or in other currencies to be determined at the time of sale. The maximum aggregate principal amount of securities that may be issued is $5,000,000,000, treating any offering of securities in a currency or currencies other than the U.S. dollar as the equivalent in U.S. dollars based on the applicable exchange rate at the date of issue.

The securities will be offered from time to time in amounts and at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus. The securities will be unconditional, direct and general obligations of the EIB in accordance with their terms for their payment and performance.

The specific designation, aggregate principal amount and other terms in connection with the offering and sale of each issue of securities will be set forth in a prospectus supplement. You should read this prospectus and the prospectus supplement carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate.  Any representation to the contrary is a criminal offense.

The date of this prospectus is        , 2006.

References herein to “euro” are to the single currency of the member states of the European Union participating in the third stage of economic and monetary union pursuant to the Treaty as described below under “The European Investment Bank—Introduction”. References herein to “U.S. dollars”, “U.S. $”, “dollar” or “$” are to the lawful currency of the United States.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the European Investment Bank filed with the Securities and Exchange Commission, or the Commission, under the U.S. Securities Act of 1933, as amended, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $5,000,000,000 or the equivalent of this amount in foreign currencies.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” below.

You should rely only on the information provided in this prospectus and in any prospectus supplement including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any prospectus supplement, is accurate at any date other than the date indicated on the cover page of these documents.

WHERE YOU CAN FIND MORE INFORMATION

The registration statement, including the attached exhibits and schedules, contains additional relevant information about the securities. The rules and regulations of the Commission allow us to omit certain information included in the registration statement from this prospectus.

In addition, we file reports and other information with the Commission under the U.S. Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the Commission:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. All filings made after December 15, 2002 are also available online through the SEC’s EDGAR electronic filing system. Access to EDGAR can be found on the SEC’s website, at http://www.sec.gov.

The Commission allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus incorporates by reference the documents listed below that the EIB previously filed with the Commission. They contain important information about us.

SEC Filings
Annual Reports on Form 18-K	• For the fiscal year ended December 31, 2004
• For the fiscal year ended December 31, 2003
Amendments on Form 18-K/A	• Amendment No. 1 to the Annual Report for the fiscal year ended December 31, 2004 on Form 18-K/A dated October 11, 2005
• Amendment No. 1 to the Annual Report for the fiscal year ended December 31, 2003 on Form 18-K/A dated August 27, 2004

The EIB incorporates by reference any additional document that it may file with the Commission between the date of this prospectus and the termination of the offering of the Securities. These documents include periodic reports, such as Annual Reports on Form 18-K and amendments on Form 18-K/A.

You can obtain any of the documents incorporated by reference in this document through us, or from the Commission. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents incorporated by reference in this prospectus, by requesting them in writing or by telephone from us at the following address and telephone number:

Capital Markets Department
European Investment Bank
100, boulevard Konrad Adenauer
L-2950 Luxembourg,
Grand Duchy of Luxembourg
Telephone: (352) 4379-1

If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

THE EUROPEAN INVESTMENT BANK

Introduction

The European Investment Bank is an autonomous public institution established by the Treaty of Rome of March 25, 1957 establishing the European Economic Community, as amended and supplemented from time to time (the “Treaty”). The EIB’s capital is subscribed by the member states of the European Union. The EIB has never defaulted on the payment of principal of or interest on any security issued by it. The EIB grants loans and guarantees to finance investment projects, utilizing its own capital resources and borrowings on capital markets. The EIB is situated at 100, boulevard Konrad Adenauer, L-2950 Luxembourg, Grand Duchy of Luxembourg.

Mission

Under the Treaty, the purpose of the EIB is to contribute to the balanced and steady development of a common market among member states. To that end, operating on a non-profit-making basis, the EIB is required by the Treaty to grant loans and give guarantees for projects which develop the less-developed regions of the EU and, where the projects are of such size or nature that they cannot be entirely financed from resources available in the individual member states, for projects which modernize or develop undertakings or develop new activities, or which are of common interest to several member states. In addition, the EIB grants loans and gives guarantees for projects outside the EU, generally within the framework of agreements between the EU and non-member states.

Constitution and Membership

The EIB is separate from the EU institutions and it has its own governing bodies, sources of revenues and financial operations and is solely responsible for its indebtedness. The EIB is governed by the provisions of the Treaty, the Statute of the EIB, as amended, which is annexed as a protocol to the Treaty (the “Statute”), and the Protocol on the Privileges and Immunities of the European Communities.

The members of the EIB are the 25 member states of the EU and the following table sets out the share of each member state in the subscribed capital of the EIB at December 31, 2005.

Country	EUR

Germany	26,649,532,500
France	26,649,532,500
Italy	26,649,532,500
United Kingdom	26,649,532,500
Spain	15,989,719,500
Belgium	7,387,065,000
Netherlands	7,387,065,000
Sweden	4,900,585,500
Denmark	3,740,283,000
Austria	3,666,973,500
Poland	3,411,263,500
Finland	2,106,816,000
Greece	2,003,725,500
Portugal	1,291,287,000
Czech Republic	1,258,785,500
Hungary	1,190,868,500
Ireland	935,070,000
Slovakia	428,490,500
Slovenia	397,815,000
Lithuania	249,617,500
Luxembourg	187,015,500
Cyprus	183,382,000
Latvia	152,335,000
Estonia	117,640,000
Malta	69,804,000
Total	163,653,737,000

The board of directors of the EIB may require payment of the balance of the subscribed capital, to such extent as may be required by the EIB to meet its obligations towards those who have made loans to it. Each member state shall make this payment in proportion to its share of the subscribed capital in the currencies required by the EIB to meet these obligations.

Administration

The EIB is directed and managed by a board of governors, a board of directors and a management committee. The board of governors consists of government ministers, usually ministers of finance, appointed by the member states. The board of directors is composed of 26 directors and 16 alternate directors, each appointed by the board of governors on nomination by the member states and the Commission of the European Union. There are also six non-voting experts co-opted to the Board of Directors. The management committee consists of the president and vice-presidents appointed for a period of six years by the board of governors on a proposal from the board of directors.

Legal Status

The EIB has a legal personality and possesses in each member state the most extensive legal capacity accorded to legal persons under the laws of each such member state. It may acquire and transfer property and sue and be sued in its own name.

The EIB and its assets, revenue and other property are exempt from all direct taxes of the member states. The EIB is also exempt from any fiscal charges in respect of increases in its subscribed capital or paid-in capital and from any related formalities in the member state in which the EIB has its seat. The activities of the EIB carried out under the terms of the Statute may not be the subject of any turnover tax in the member states.

The Treaty provides that the Court of Justice of the European Communities (the “Court of Justice”), has exclusive jurisdiction in certain cases involving the fulfillment by member states of their obligations under the Statute and the lawfulness of measures adopted by the board of governors and the EIB’s board of directors. Subject to the foregoing exclusive jurisdiction of the Court of Justice, any litigation between the EIB and its creditors or debtors, including claims based on guarantees made by member states, may be determined by competent national courts. The property and assets of the EIB within the member states are not, except by judicial decision and with the authorization of the Court of Justice, subject to attachment or to seizure by way of execution.

USE OF PROCEEDS

The net proceeds to the EIB from the sale of the securities offered hereby will be used in the general operations of the EIB, including disbursements of loans granted by the EIB prior to or after the date of this prospectus. Neither the particular projects for which, or borrowers to which, loans will be made nor the countries in which such projects will be located have been identified.

DESCRIPTION OF SECURITIES

The following is a brief summary of the terms and conditions of the securities and the fiscal agency agreement with respect thereto. Copies of the forms of securities and the forms of fiscal agency agreement are filed as exhibits to the registration statement of which this prospectus constitutes a part. For a complete description of the securities, you should read the exhibits that are referred to.

General

The securities may be issued in one or more series as may be authorized from time to time by the EIB. Reference is made to the applicable prospectus supplement for the following terms of securities offered thereby:

(i)  the designation, aggregate principal amount and currency, any limit on such principal amount and authorized denominations;

(ii)  the percentage of their principal amount at which such securities will be issued;

(iii)  the maturity date;

(iv)  the interest rate or method of determining the interest rate, if any;

(v)  the interest payment dates, if any, and the dates from which interest accrues;

(vi)  any index, price or formula to be used for determining the amount of any payment of principal, premium or interest;

(vii)  any optional or mandatory redemption terms or purchase, repurchase or sinking fund provisions;

(viii)  whether such securities will be in bearer form, which may or may not be registrable as to principal, with interest coupons, if any, or in fully registered form, or both, and restrictions on the exchange of one form for another;

(ix)  the record date;

(x)  governing law of the securities;

(xi)  if the securities can be redenominated into euro at the option of the EIB; and

(xii)  other specific provisions.

There will be a fiscal agent or agents for the EIB in connection with the securities whose duties will be governed by the fiscal agency agreement. The EIB may replace the fiscal agent and may appoint different fiscal agents for different series of securities. The identity of the fiscal agent for each series of securities will be set forth in the applicable prospectus supplement. The EIB may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent is the agent of the EIB, is not a trustee for the holders of the securities and does not have the same responsibilities or duties to act for such holders as would a trustee.

Any monies paid by the EIB to the fiscal agent or any paying agent identified in a prospectus supplement for the payment of the principal of (or premium, if any, on) or interest, respectively, on any securities that remain unclaimed at the end of ten years or five years, respectively, after such principal (or premium, if any) or interest shall have become due and payable (whether at maturity, upon call for redemption or otherwise) shall then be repaid to the EIB upon its written request. Upon such repayment all liability of the fiscal agent and any paying agent with respect to such monies shall cease. Any obligation the EIB may have to pay the principal of (or premium, if any, on) such securities shall terminate at the end of ten years after such principal or premium shall have become due and payable. Any obligation the EIB may have to pay any interest on such securities shall terminate at the end of five years after such interest shall have become due and payable.

Securities may be issued as discounted securities, which bear no interest or bear interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below their stated principal amount. Special considerations applicable to any discounted securities will be described in the related prospectus supplement.

Principal of, and premium, if any, on, and interest on the securities will be payable at such place or places and in such currency or currencies as are designated by the EIB and set forth in the applicable prospectus supplement. Interest on fully registered securities will be paid by check mailed to the persons in whose names securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at each such person’s address appearing on the register of securities.

Rank of Securities

The securities will be unconditional, direct and general obligations of the EIB in accordance with their terms for their payment and performance. The securities will rank pari passu with any present or future indebtedness of the EIB represented by any unsubordinated notes, bonds or other securities, except indebtedness:

(i)  incurred for all or part of the purchase price of property purchased by the EIB; and

(ii)  secured by any mortgage, pledge or other security interest on such property but otherwise ranking pari passu with the securities.

If the EIB secures any such present or future indebtedness by any mortgage, pledge or other security interest on any of its present or future assets or revenues, other than mortgages, pledges or security interests on property purchased by the EIB as security for all or part of the purchase price, the securities will be secured by such mortgage, pledge or other security interest equally and ratably with such indebtedness. The instrument creating such mortgage, pledge or other security interest will expressly provide that it secures the securities.

Default, Acceleration of Maturity

The principal of all the securities of a series then outstanding (if not already due) may be declared to be due and payable immediately by written notice given to the EIB and the fiscal agent by the holders of not less than a majority in principal amount of all the securities of such series at the time outstanding, if:

(i)  the EIB shall default in any payment of the principal of (or the premium, if any, on) or interest on any of the securities of a series and such default shall not be cured by payment thereof within 30 days, or

(ii)  the EIB shall default in the performance of any other covenant under the securities of a series and such default shall continue for a period of 90 days after written notice thereof shall have been given to the EIB and the fiscal agent by the holders of not less than 25% in principal amount of all the securities of such series at the time outstanding, or

(iii)  a default, as defined in any instrument evidencing, securing or protecting any indebtedness of the EIB, now or hereafter outstanding and maturing more than one year from the date of its creation, shall happen and the maturity of such indebtedness shall have been accelerated so that the same shall have become due and payable prior to the date on which the same would otherwise have become due and payable and such acceleration shall not have been rescinded or annulled.

The holders of not less than a majority in principal amount of all the securities of such series then outstanding, by written notice given to the EIB and the fiscal agent, may rescind such declaration, at any time after the principal of all the securities of a series shall have been so declared due and payable if:

(i)  no judgment or decree for the payment of amounts due thereon shall have been entered,

(ii)  all arrears of interest upon all the securities of such series and all other sums due in respect thereof, except any principal payments which shall not have matured by their terms, shall have been duly paid by the EIB, and

(iii)  all other defaults under the securities of such series shall have been made good.

No such rescission shall impair any right consequent on any subsequent default.

Redemption

Except as otherwise provided in the prospectus supplement, if the securities of a series provide for mandatory redemption by the EIB, or redemption at the election of the EIB, such redemption shall be upon not more than 60 nor less than 30 days’ notice. In the event of redemption in part, the securities to be redeemed will be selected by lot by the fiscal agent. Notices to the holders of the securities will be given by delivery to the relevant securities clearing system for communication by each of them to entitled participants. So long as the securities are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require.

Amendments

Upon the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the securities of a series of securities then outstanding or upon the written consent of the holders of not less than such percentage (or of such other percentage as may be set forth in the terms of the securities of such series with respect to the action being taken) at a meeting duly called and held, the EIB may modify, amend or supplement the terms of the securities of such series or, insofar as it affects the securities of such series, the fiscal agency agreement, in any way. Such holders may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the fiscal agency agreement or the securities of such series to be made, given or taken by holders of securities. No such action may, without the consent of the holder of each security of such series affected thereby:

(i)  change the due date for the payment of the principal of (or premium, if any, on) or any installment of interest on any security of such series,

(ii)  reduce the principal amount of any security of such series, the portion of such principal amount which is payable upon acceleration of the maturity of such security, the interest rate thereon or the premium payable upon redemption thereof,

(iii)  change the coin or currency (unless required by law of the jurisdiction which issued such coin or currency) in which or the required places at which payment with respect to interest, premium or principal in respect of the securities of such series is payable,

(iv)  shorten the period during which the EIB is not permitted to redeem the securities of such series, or permit the EIB to reduce the securities of such series if, prior to such action, the EIB is not permitted to do so, or

(v)  reduce the proportion of the principal amount of the securities of such series the vote or consent of the holders of which is necessary to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the securities of such series or to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided thereby to be made, given or taken.

The EIB and the fiscal agent may, without the vote or consent of any holder of securities, amend the fiscal agency agreement or the securities of any series for the purpose of:

(i)  adding to the covenants of the EIB for the benefit of the holders of the securities,

(ii)  surrendering any right or power conferred upon the EIB,

(iii)  securing the securities pursuant to the requirements of the securities or otherwise,

(iv)  curing any ambiguity or curing, correcting or supplementing any defective provision thereof, or

(v)  amending the fiscal agency agreement or the securities of such series in any manner which the EIB and the fiscal agent reasonably determine is not inconsistent with the securities of such series and does not adversely affect the interest of any holder of securities.

In relation to any securities denominated in a currency that becomes the euro (through participation in the third stage of economic and monetary union pursuant to the Treaty), the EIB may:

(i)  redenominate in euro the securities, and

(ii)  consolidate the securities so redenominated,

in accordance with the terms and conditions set out in the relevant prospectus supplement. Consent of the holders of the securities for such redenomination and consolidation is not required.

In summary, the redenomination of the securities includes the following: Conversion into euro will be at the rate for the conversion of such currency into euro pursuant to the Treaty and the relevant European Community decisions or regulations. After such conversion and following rounding(s), the EIB may, at its option, renominalize the securities into integral amounts in euro. In addition, the market conventions applicable to such securities shall be deemed to be amended to comply with any conventions the fiscal agent, in its discretion, shall determine to be then applicable to euro securities.

Furthermore, the EIB may consolidate the securities so redenominated with other securities issued by it that have the same terms and conditions as the securities and that are either originally denominated in euro or redenominated in euro.

Governing Law, Jurisdiction and Consent to Service

The securities will be governed by, and interpreted in accordance with, the laws of the State of New York or the laws of the Grand Duchy of Luxembourg except as to matters relating to the authorization and execution of the securities by the EIB, which shall be governed by the Statute and the Treaty.

The EIB will waive (to the extent permitted by law) irrevocably any immunity from jurisdiction or execution to which it or its property might otherwise be entitled in any action arising out of or based upon the securities of any series which may be duly instituted in any State or Federal court in The City and State of New York by the holder of a security of such series. This waiver shall not extend to actions brought under the U.S. Federal securities laws.

The EIB will appoint the fiscal agent as its authorized agent upon which process may be served in any action arising out of or based upon the securities of any series which may be instituted in any State or Federal court in The City and State of New York by the holder of a security of such series and will accept the jurisdiction of any such court in respect of such action. Such appointment and acceptance of jurisdiction shall not extend to actions brought under the U.S. Federal securities laws. Such appointment shall be irrevocable so long as any of the securities of such series remain outstanding unless and until the appointment of a successor fiscal agent as the EIB’s authorized agent and such successor’s acceptance of such appointment. Notwithstanding the foregoing, the U.S. Foreign Sovereign Immunities Act of 1976 may provide an effective means of service and preclude the assertion of sovereign immunity in actions brought under the U.S. Federal securities laws. With respect to execution, such Act provides that commercial property located in the United States of an agency or instrumentality of a foreign state may be levied upon for the satisfaction of judgments rendered against it by U.S. courts in connection with its commercial activities. However, the property and assets of the EIB within the member states are not subject to attachment or to seizure by way of execution without the authorization of the Court of Justice. Notwithstanding the foregoing, any action based on the securities of any series may be instituted by the holder of a security of such series in any competent court of the jurisdiction in which the EIB has its seat.

Book-Entry System

The securities will be issued in the form of one or more fully registered global certificates (each a “Global Security”) registered in the name of Cede & Co. as nominee for The Depository Trust Company (“DTC”). The Global Securities will be deposited, until all obligations of the EIB under the securities are satisfied, with a custodian for DTC and/or any other depositary or depositaries identified in the applicable prospectus supplement, (each a "Depositary") which may include Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”). Beneficial interests in the Global Securities will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Euroclear, Clearstream and/or any other relevant securities clearing systems.

The EIB anticipates that the following provisions will apply to depositary arrangements.

Upon the issuance of a Global Security, the EIB expects that the applicable Depositary, or its nominee, will credit on its book-entry registration and transfer system the respective principal amounts of the securities represented by such Global Security to the accounts of persons that have accounts with such Depositary or its nominee (“participants”). The accounts to be credited shall be designated by the underwriters or agents with respect to such securities or by the EIB if such securities are offered and sold directly by the EIB. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Except as provided below, the securities will not be held in definitive form. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and on the records of direct or indirect participants (with respect to interests of persons other than participants). Owners of beneficial interests in a Global Security (other than participants) will not receive written confirmation from the applicable Depositary of their purchases. Each beneficial owner is entitled to receive upon request written confirmation providing details of the transaction as well as periodic statements of its holdings, from the Depositary (if such beneficial owner is a participant) or from the participant through which such beneficial owner entered into the transaction (if such beneficial owner is not a participant). The laws of some states of the United States require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

Any payment of principal or interest due on any securities on any interest payment date or at maturity will be made available by the EIB to the fiscal agent or any paying agent on or before such date. On the respective payment date, the fiscal agent and/or any paying agent will make such payments to the Depositary or its nominee, as the case may be, in accordance with arrangements between the fiscal agent and/or any paying agent and such Depositary or its nominee. Such Depositary or its nominee, upon receipt of any payment of principal or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary or its nominee. Payments by direct or indirect participants to owners of beneficial interests in such Global Security held through such direct or indirect participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants. Neither the EIB nor the fiscal agent nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

So long as a Depositary, or its nominee, is the registered owner or holder, as the case may be, of a Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the securities represented by such Global Security for all purposes of the securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have the securities represented by such Global Security registered in their names and will not receive or be entitled to receive physical delivery of definitive securities in bearer form. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the applicable Depositary, or its nominee, and, if such person is not a participant, on the procedures of such direct or indirect participant through which such person owns its interest, to exercise any rights of a holder of securities.

Except as otherwise set forth in the applicable prospectus supplement, a Global Security may not be transferred without the prior written consent of the EIB and except as a whole by the applicable Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or any other nominee of such Depositary, or by such Depositary or any such nominee to another Depositary for such securities or its nominee or to a successor of the Depositary or a nominee of such successor. Securities represented by a Global Security are exchangeable for certificated securities in definitive form (“Certificated Securities”) of like tenor as such securities:

(i)  if the related Depositary notifies the EIB that it is unwilling or unable to continue as Depositary for such Global Security or if at any time such Depositary ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended, at a time when it is required to be so registered, and a replacement Depositary is not appointed,

(ii)  if the EIB in its discretion at any time determines not to have all of the applicable securities represented by such Global Security,

(iii)  if an event of default entitling the holders of the applicable securities to accelerate the maturity thereof has occurred and is continuing, or

(iv)  in such other events as may be specified in a prospectus supplement.

Any security that is exchangeable pursuant to the preceding sentence is exchangeable for Certificated Securities registered in such names as the applicable Depositary shall direct. Certificated Securities may be presented for registration of transfer or exchange at the office of the fiscal agent in such place as is specified in a prospectus supplement. Subject to the foregoing or as otherwise provided herein or in a prospectus supplement, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same tenor and amount to be registered in the name of the Depositary or its nominee.

DTC has informed the EIB that: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic computerized book-entry transfers and pledges between accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

Euroclear and Clearstream have informed the EIB that: Euroclear and Clearstream each hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Euroclear and Clearstream provide various services including safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear and Clearstream also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective participants may settle trades with each other. Euroclear and Clearstream are indirect participants in DTC.

Euroclear and Clearstream participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations. Indirect access to Euroclear and Clearstream is available to other institutions which clear through or maintain a custodial relationship with any other securities intermediary that holds a book-entry interest in the securities through one or more securities intermediaries standing between such other securities intermediary and Euroclear or Clearstream.

The following arrangements will apply to the securities:

Initial settlement for the securities will be made in immediately available funds in the currency in which the securities are denominated (i.e., for value on the date of delivery of the securities). Certain Underwriters are prepared to arrange for currency conversions, if necessary, to enable certain investors to make payments in another currency than the currency in which the securities are denominated. See “Currency Conversions and Foreign Exchange Risks”.

Investors electing to hold the securities through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings on the settlement date against payment in same-day funds within DTC.

Investors electing to hold the securities through Euroclear or Clearstream accounts will follow the settlement procedures applicable to conventional eurobonds.

Beneficial interests in the Global Securities will be represented, and transfers of such beneficial interests will be effected, through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Euroclear or Clearstream. Investors may elect to hold interests in the securities through any of DTC, Euroclear or Clearstream if they are participants of such systems, or indirectly through organizations which are participants in such systems.

All securities will be recorded in a register maintained by the fiscal agent. The fiscal agent will be responsible for (i) maintaining a record of the aggregate holdings of all outstanding securities; (ii) ensuring that payments of principal and interest in respect of the securities received by the fiscal agent from the EIB are duly credited to the holders of the securities; and (iii) transmitting to the EIB any notices from the holders of the securities.

Trading between Euroclear and/or Clearstream Accountholders.  Secondary market sales of book-entry interests in the securities held through Euroclear or Clearstream to purchasers of book-entry interests in the securities through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds.

Trading between DTC Participants.   Secondary market sales of book-entry interests in the securities between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to U.S. corporate debt obligations in DTC’s Same Day Funds Settlement System.

Trading between DTC Participants and Euroclear/Clearstream Accountholders. Secondary market sales of book-entry interests in the securities between DTC participants on one hand and Euroclear/Clearstream accountholders on the other hand will be conducted in accordance with the rules and procedures established for such sales by DTC, Euroclear and Clearstream, as applicable, and will be settled using the procedures established for such sales by DTC, Euroclear and Clearstream, as applicable.

Although the foregoing sets out the procedures of Euroclear, Clearstream and DTC in order to facilitate the transfers of interests in the securities among participants of DTC, Clearstream and Euroclear, none of Euroclear, Clearstream or DTC is under any obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. None of the EIB, any agent or manager or any affiliate of any of the above, or any person by whom any of the above is controlled for the purposes of the U.S. Securities Act of 1933, as amended, will have any responsibility for the performance by DTC, Euroclear, Clearstream or their respective direct or indirect participants or accountholders or their respective obligations under the rules and procedures governing their operations or for the sufficiency for any purpose of the arrangements described above.

PLAN OF DISTRIBUTION

The EIB may sell securities in any of three ways: (i) through underwriters or dealers, (ii) directly to one or a limited number of institutional purchasers or (iii) through agents. Each prospectus supplement with respect to securities will set forth the terms of the offering of such securities, including the name or names of any underwriters, the price of such securities and the net proceeds to the EIB from such sale, any underwriting discounts or other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used in the sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. The obligations of the underwriters to purchase securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Securities may be sold directly by the EIB to one or more institutional purchasers, or through agents designated by the EIB from time to time. Any agent involved in the offer or sale of securities will be named, and any commissions payable by the EIB to such agent will be set forth, in the applicable prospectus supplement. Any such agent will be acting on a best efforts basis for the period of its appointment.

The EIB may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities from the EIB at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. Such contracts will be subject only to those conditions set forth in such prospectus supplement and such prospectus supplement will set forth the commission payable for solicitation of such contracts.

Agents and underwriters may be entitled under agreements entered into with the EIB to indemnification by the EIB against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for the EIB in the ordinary course of business.

CURRENCY CONVERSIONS AND FOREIGN EXCHANGE RISKS

Currency Conversions

Initial purchasers are required to make payments in the currency in which the securities are denominated. The EIB, through underwriters or dealers, may arrange for currency conversions to enable certain investors to make payments in another currency other than the currency in which the securities are denominated. Each such conversion will be made by such underwriter or dealer on such terms and subject to such conditions, limitations and charges as such underwriter or dealer may from time to time establish in accordance with its regular foreign exchange practices, and subject to applicable laws and regulations.

Non-U.S. Dollars

Investors who hold beneficial interests in the securities, directly or indirectly, through DTC will be paid in U.S. dollars converted from such payments in the currency in which the securities are denominated by the fiscal agent, unless a registered holder, on behalf of any such owner of beneficial interests, elects to receive payments in the currency in which the securities are denominated outside DTC. All costs of conversion, if any, will be borne by holders of beneficial interests in the Global Security receiving U.S. dollar payments by deduction from those payments. The U.S. dollar amount of any payment of principal or interest to be received by such a registered holder not electing to receive payments in the currency in which the securities are denominated, as the case may be, will be based on the fiscal agent’s bid quotation, at or prior to 11:00 a.m., New York time, on the second New York Business Day (as defined below) preceding the applicable payment date, for the purchase of U.S. dollars with the currency in which the securities are denominated, for settlement on such payment date. If this bid quotation is not available, all such payments will be made in the currency in which the securities are denominated outside DTC. As long as securities continue to be represented by the Global Security, the currency in which the securities are denominated converted into U.S. dollars will be paid to Cede & Co. for payment to participants in DTC (each a “DTC Participant”) in accordance with customary procedures established from time to time by DTC.

An owner of a beneficial interest in the Global Security may receive payment in respect of principal or interest of the securities in the currency in which the securities are denominated, by notifying the DTC Participant through which its beneficial interest in the Global Security is held on the tenth calendar day before the maturity date of (i) such investor’s election to receive such payment in the currency in which the securities are denominated and (ii) wire transfer instructions to an account entitled to receive the relevant payment. The DTC Participant must notify DTC of such election and wire transfer instructions on or prior to the eighth day prior to the payment of principal or interest. DTC will notify the fiscal agent of such election and wire transfer instructions on or prior to the sixth day prior to the payment of principal or interest. If complete instructions are received by the DTC Participant and forwarded by the DTC Participant to DTC and by DTC to the fiscal agent on or prior to such dates, the investor will receive payment in the currency in which the securities are denominated, outside DTC; otherwise only U.S. dollar payments will be made by the fiscal agent to holders of beneficial interests in the Global Security. All costs of such payment by wire transfer will be borne by registered holders receiving such payments by deduction from such payments.

A “New York Business Day” means a day all banking institutions are not authorized or obligated by law or executive order to be closed in The City of New York.

Investors may be subject to foreign exchange risks as to payments of principal and interest that may have important economic and tax consequences to them. For further information as to such consequences, see “—Foreign Exchange Risks” below.

Foreign Exchange Risks

An investment in securities offered from time to time denominated and payable in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities or maintains its accounts (the “home currency”) may entail significant risks. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the currency in which the securities are denominated (if different than the home currency). Such risks generally depend on events over which the EIB has no control, such as economic and political events and the supply of and demand for the currency in which the securities are denominated and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the securities. For additional information regarding exchange rates, see the Notes to the Financial Statements in Exhibit I to the EIB’s Annual Reports on Form 18-K. Depreciation of the currency in which the securities are denominated (if different than the home currency) against the relevant home currency could result in a decrease in the effective yield of such securities below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

UNITED STATES TAXATION

General

This section summarizes the material U.S. tax consequences to holders of a security. It represents the views of our counsel, Cravath, Swaine & Moore LLP. However, the discussion is limited in the following ways:

•	The discussion covers you only if you buy your securities in the initial offering at the initial offering price to the public.

•
The discussion does not cover you if you are a U.S. Holder (as defined below) and your functional currency is not the U.S. dollar, if you do not hold your securities as a capital asset (that is, for investment purposes), or if you have a special tax status.

•
The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of the securities. We suggest that you consult your tax advisor about the consequences of holding securities in your particular situation.

•
The discussion does not cover you if you are a partner in a partnership (or entity treated as a partnership for U.S. tax purposes). If a partnership holds securities, the tax treatment of a partner will generally depend upon the status of the partners and upon the activities of the partnership.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the securities.

•	The discussion does not cover state, local or foreign law.

•
The discussion does not cover every type of security that we might issue. If we intend to issue a security of a type not described in this summary, additional tax information will be provided in the Prospectus Summary for the security.

•	We have not requested a ruling from the IRS on the tax consequences of owning the securities. As a result, the IRS could disagree with portions of this discussion.

If you are considering buying securities, we suggest that you consult your tax advisor about the tax consequences of holding the securities in your particular situation. In addition, with respect to each issue of securities, the following discussion may be supplemented and/or replaced by the description of the material United States federal income tax consequences set forth in the applicable prospectus supplement.

Tax Consequences to U.S. Holders

This section applies to you if you are a “U.S. Holder”. A “U.S. Holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation -- or entity taxable as a corporation for U.S. federal income tax purposes -- that was created under U.S. law (federal or state); or

•	an estate or trust whose world-wide income is subject to U.S. federal income tax.

If a partnership holds securities, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding securities, we suggest that you consult your tax advisor.

U.S. Dollar Denominated Securities

Interest

•	If you are a cash method taxpayer (including most individual holders), you must report interest in your income as you receive it.

•	If you are an accrual method taxpayer, you must report interest in your income as it accrues.

Sale or Retirement of Securities

•
You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the security. Your tax basis in the security is your cost, subject to certain adjustments.

•
Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the security for more than one year. For an individual, the maximum tax rate on long term capital gains is currently 15%.

•
If you sell the security between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the security but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

•
All or part of your gain may be ordinary income rather than capital gain in certain cases. These cases include sales of short-term securities, securities with market discount, and securities with contingent payments.

Foreign Currency Securities

A “Foreign Currency Security” is a security denominated in a currency other than U.S. dollars. Special tax rules apply to these securities.

Interest

All holders of Foreign Currency Securities will be taxable on the U.S. dollar value of the foreign currency payable as interest on the securities, whether or not they elect to receive payments in foreign currency. If you receive interest in the form of U.S. dollars, you will be considered to have received interest in the foreign currency and to have sold that foreign currency for U.S. dollars. For purposes of this discussion, “spot rate” generally means a currency exchange rate that reflects a market exchange rate available to the public for a foreign currency.

•
If you are a cash method taxpayer (including most individual holders), you will be taxed on the value of the foreign currency when you receive it (if you receive the foreign currency) or when you are deemed to receive it (if you receive U.S. dollars). The value of the foreign currency will be determined using the “spot rate” in effect at such time.

•
If you are an accrual method taxpayer, you will be taxed on the value of the foreign currency as the interest accrues on the Foreign Currency Securities. In determining the value of the foreign currency for this purpose, you may use the average foreign currency exchange rate during the relevant interest accrual period (or, if that period spans two taxable years, during the portion of the interest accrual period in the relevant taxable year). The average rate for an accrual period (or partial period) is the simple average of the spot rates for each business day of such period, or other average exchange rate for the period reasonably derived and consistently applied by you. When interest is actually paid, you will generally also recognize currency exchange gain or loss, taxable as ordinary income or loss from sources within the United States, equal to the difference between (a) the value of the foreign currency received as interest, as translated into U.S. dollars using the spot rate on the date of receipt, and (b) the U.S. dollar amount previously included in income with respect to such payment. If you receive interest in the form of U.S. dollars, clause (a) will be calculated on the basis of the value of the foreign currency you would have received instead of the U.S. dollars. If you do not wish to accrue interest income using the average exchange rate, certain alternative elections may be available.

•
Amounts treated as interest will be income from sources outside the United States for foreign tax credit limitation purposes. Under the foreign tax credit rules, interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

•
Your tax basis in the foreign currency you receive (or are considered to receive) as interest will be the aggregate amount reported by you as income with respect to the receipt of the foreign currency. If you receive interest in the form of foreign currency and subsequently sell that foreign currency, or if you are considered to receive foreign currency and that foreign currency is considered to be sold for U.S. dollars on your behalf, additional tax consequences will apply as described in “Sale of Foreign Currency”.

Sale or Retirement of Foreign Currency Securities

On the sale or retirement of your Foreign Currency Securities:

•
If you receive the principal payment on your Foreign Currency Securities in the form of U.S. dollars, you will be considered to have received the principal in the form of foreign currency and to have sold that foreign currency for U.S. dollars.

•
You will have taxable gain or loss equal to the difference between the amount received or deemed received by you and your tax basis in the Foreign Currency Securities. If you receive (or are considered to receive) foreign currency, that foreign currency is valued for this purpose at the spot rate of the foreign currency. Your tax basis in the Foreign Currency Securities is the U.S. dollar value of the foreign security amount paid for the securities, determined on the date of purchase.

•
Any such gain or loss (except to the extent attributable to foreign currency gain or loss) will be capital gain or loss, and will be long term capital gain or loss if you held the Foreign Currency Securities for more than one year.

•
You will realize foreign currency gain or loss to the extent the U.S. dollar value of the foreign currency paid for the Foreign Currency Securities, based on the spot rate at the time you dispose of the securities, is greater or less than the U.S. dollar value of the foreign currency paid for the securities, based on the spot rate at the time you acquired the securities.  Any resulting currency gain or loss will be ordinary income or loss.  You will only recognize such foreign currency gain or loss to the extent you have gain or loss, respectively, on the overall sale or retirement of the Foreign Currency Securities.

•
If you sell Foreign Currency Securities between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the securities but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

•
Your tax basis in the foreign currency you receive (or are considered to receive) on sale or retirement of the Foreign Currency Securities will be the value of foreign currency reported by you as received on the sale or retirement of the securities. If you receive foreign currency on retirement of the securities and subsequently sell that foreign currency, or if you are considered to receive foreign currency on retirement of the securities and that foreign currency is considered to be sold for U.S. dollars on your behalf, or if you sell the securities for foreign currency and subsequently sell that foreign currency, additional tax consequences will apply as described in “Sale of Foreign Currency”.

Sale of Foreign Currency

•
If you receive (or are considered to receive) foreign currency as principal or interest on a Foreign Currency Security, and you later sell (or are considered to sell) that foreign currency for U.S. dollars, you will have taxable gain or loss equal to the difference between the amount of U.S. dollars received and your tax basis in the foreign currency. In addition, when you purchase a Foreign Currency Security in a foreign currency, you will have taxable gain or loss if your tax basis in the foreign currency is different from the U.S. dollar value of the foreign currency on the date of purchase. Any such gain or loss is foreign currency gain or loss taxable as ordinary income or loss.

Information Reporting and Backup Withholding

Under the tax rules concerning information reporting to the IRS:

•
Assuming you hold your securities through a broker or other securities intermediary, the intermediary must provide information to the IRS and to you on IRS Form 1099 concerning interest and retirement proceeds on your securities, unless an exemption applies.

•
Similarly, unless an exemption applies, you must provide the intermediary with your Taxpayer Identification Number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

•
If you are subject to these requirements but do not comply, the intermediary must withhold at a rate that is currently 28% of all amounts payable to you on the securities (including principal payments). This is called “backup withholding”. If the intermediary withholds payments, you may use the withheld amount as a credit against your federal income tax liability.

•	All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organisations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

This section applies to you if you are a Non-U.S. Holder. A “Non-U.S. Holder” is:

•	an individual that is a non-resident alien;

•	a corporation or entity taxable as a corporation for U.S. federal income tax purposes organised or created under non-U.S. law; or

•	an estate or trust that is not taxable in the U.S. on its worldwide income.

The securities and interest thereon will not be exempt from U.S. taxation generally.

Income Taxes

Interest

•
Subject to the discussion of “backup” withholding below, interest on the securities is currently exempt from U.S. Federal income taxes, including withholding taxes, if paid to you whether or not you are engaged in a trade or business in the United States, unless

i.  you are an insurance company carrying on a U.S. insurance business to which the interest is attributable, within the meaning of the Code; or

ii.   you have an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States.

Sale or Retirement of Securities

•	Subject to the discussion of “backup” withholding below, you will not be subject to U.S. Federal income tax on any gain realized on the sale or exchange of a security, unless

i.  you are an individual, you are present in the U.S. for at least 183 days during the year in which you dispose of the security, and certain other conditions are satisfied; or

ii.  the gain represents accrued interest, in which case the rules for interest would apply; or

iii.  the gain is effectively connected with your conduct of a trade or business in the U.S.

Estate Taxes

•
In the case of a nonresident of the United States who was not a citizen of the United States at the time of death, securities are deemed to be situated outside the United States for purposes of the U.S. Federal estate tax and are not includible in the gross estate for purposes of such tax.

Information Reporting and Backup Withholding

•
A “backup” withholding tax and certain information reporting requirements may apply to payments of principal and interest on the securities made to certain noncorporate holders if such payments are made or are considered made in the United States (including payments on securities made by wire transfer from outside the United States to an account maintained by the holder with the fiscal agent or any paying agent in the United States).

•
If the conditions relating to place of payment are satisfied, Non-U.S. Holders are generally exempt from these withholding and reporting requirements (assuming that the gain or income is otherwise exempt from U.S. Federal income tax) but may be required to comply with certification and identification procedures in order to prove their exemption from the requirements.

•
Similar rules requiring reporting and withholding with respect to gross sale proceeds will apply to a non-U.S. person who sells a security through a U.S. branch of a broker and information reporting (but not backup withholding) will apply to a Non-U.S. Holder who sells a security through a broker with certain connections to the United States.

DIRECTIVE ON TAXATION OF SAVINGS INCOME

The member states of the European Union have adopted a directive regarding the taxation of savings income. Pursuant to the directive, each member state is obliged to provide to the tax authorities of any other member state details of payments of interest and other similar income made by a person within its jurisdiction to an individual resident in that other member state, except that Belgium, Luxembourg and Austria will instead impose a withholding system for a transitional period unless during such period they elect otherwise. A number of third countries and territories including Switzerland have adopted similar measures to the directive. Investors should rely on their own analysis of the directive and relevant laws and should take advice from appropriate legal or taxation professionals.

LEGAL OPINIONS

The validity of each series of securities to be offered will be passed upon by the EIB, acting through its Legal Department, and by Cravath, Swaine & Moore LLP, London, England, U.S. counsel for the EIB, and, if sold to or through underwriters, will be passed upon for such underwriters by Sullivan & Cromwell LLP, London, England, U.S. counsel to such underwriters. All statements in this prospectus with respect to the Treaty and the Statute have been passed upon by the EIB, acting through its Legal Department, and are included upon the authority of the EIB, acting through its Legal Department. In rendering their opinions, Cravath, Swaine & Moore LLP and Sullivan & Cromwell LLP will rely as to matters concerning the Treaty and the Statute upon the opinion of the Legal Department of the EIB.

EXPERTS

The consolidated and unconsolidated financial statements of the European Investment Bank incorporated in this prospectus by reference to the European Investment Bank’s Annual Reports for the years ended December 31, 2003 and 2004, on Form 18-K have been audited by Ernst & Young S.A., independent registered public accounting firm, as set forth in their reports thereon incorporated by reference therein and incorporated herein by reference. Such consolidated and unconsolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of Ernst & Young S.A. as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES AGAINST THE EIB

The EIB is located in Luxembourg and the President of the EIB and the members of its board of directors, board of governors and management committee, as well as the experts referred to in this prospectus, are in most or all cases non-residents of the United States, and all or a substantial portion of the assets of the EIB and of such other persons may be located outside the United States. As a result, it may be difficult or impossible for investors to obtain jurisdiction over those persons in proceedings brought in courts in the United States, or to realize in the United States upon judgments of U.S. courts against such persons, including judgments predicated upon civil liabilities under U.S. securities laws. There may be doubt as to the enforceability in courts outside the United States in original actions of liabilities predicated upon U.S. securities laws and as to the enforceability in such courts of judgments of U.S. courts, including judgments imposing liabilities predicated upon U.S. securities laws. Such enforceability would also be subject to the Protocol on the Privileges and Immunities of the European Communities.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The Authorized Representative of the EIB in the United States is:

John Bruton
Head of Delegation of the
Delegation of the European
Commission to the United States
2300 M Street, N.W.
Washington, D.C. 20037

The information set forth herein is stated on the authority of the President of the EIB, in his duly authorized official capacity as President.

EUROPEAN INVESTMENT BANK

By:	/s/ P. Maystadt
Philippe Maystadt
President

PART II

UNDERTAKINGS

The registrant hereby undertakes:

(a)  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the U.S. Securities Act of 1933, as amended, (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in registration statement; provided, however, that the registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the U.S. Securities Exchange Act of 1934, as amended that is incorporated by reference in this registration statement;

(b)  that, for the purpose of determining any liability under the U.S. Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)  that, for the purposes of determining any liability under the U.S. Securities Act of 1933, as amended, each filing of any report filed under the U.S. Securities Exchange Act of 1934, as amended that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibits:

A.1	—	European Investment Bank—Statute, version dated May 1, 2004 (previously filed with the EIB’s Annual Report on Form 18-K filed June 4, 2004).
A.2	—
Excerpts from the Treaty establishing the European Community and other provisions of European Law relating to the European Investment Bank, version dated May 1, 2004 (previously filed with Registration Statement No. 333-121148).

B.1	—
Powers of Attorney of Mr. Angeloni, Ms. da Costa Gomes, Mr. Erős, Mr. Grech, Mr. Hall, Mr. Hrubý, Mr. Järvan, Mr. Kakouris, Ms. Kaszasová, Ms. Krumane, Mr. Lubanski, Ms. Macerauskiene, Ms. Noras, Mr. O’Gorman, Mr. Papadakis, Ms. Pérez Ribes, Mr. Regling, Mr. Reinesch, Mr. Svilan, Mr. Tomorowicz, Mr. van der Kaaij (previously filed with Registration Statement No. 333-130289).

B.2	—	Powers of Attorney of Mr. Simon Brooks, Mr. Carsten Pillath and Mrs. Claire Waysand.
C.	—	Schedule of Outstanding Borrowings of the EIB at December 31, 2004 (previously filed with the EIB’s Annual Report on Form 18-K filed June 20, 2005).
D.1	—	Form of proposed fiscal agency agreement governed by New York law (previously filed with Registration Statement No. 333-9754).
D.2	—	Form of proposed fiscal agency agreement governed by Luxembourg law (previously filed with Registration Statement No. 333-9754).

E.	—	Form of proposed Underwriting Agreement.
F.	—	Consent of Ernst & Young S.A., independent registered public accounting firm.
G.	—	Consent of the EIB (acting through its Legal Department).
H.	—	Consent of Cravath, Swaine & Moore LLP, U.S. counsel for the EIB.
I.	—	Form of Opinion issued by the EIB (acting through its Legal Department).

SIGNATURES

Of the Issuer:

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant has duly caused this registration statement or amendment to be signed on its behalf by the undersigned duly authorized, in the city of Luxembourg, this June 30, 2006.

EUROPEAN INVESTMENT BANK

By:	/s/ Eila Kreivi
Eila Kreivi

By:	/s/ Sandeep Dhawan
Sandeep Dhawan

Of Officers and Directors:

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this registration statement or amendment has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
/s/ P. Maystadt Philippe Maystadt	President (principal executive officer)	June 30, 2006
* Ignazio Angeloni	Director
* Simon Brooks	Director
* M.-Alexandra da Costa Gomes	Director
* János Erős	Director
* Vince Grech	Director

* Kurt A. Hall	Director	June 30, 2006
* Zdenĕk Hrubý	Director
* Aare Järvan	Director
* Kyriacos Kakouris	Director
* Katarina Kaszasová	Director
* Irena Krumane	Director
* Sigmund Lubanski	Director
* Vilma Macerauskiene	Director
* Tytti Noras	Director
* Noel Thomas O’Gorman	Director
* Ioannis Papadakis	Director
* María Pérez Ribes	Director

* Carsten Pillath	Director	June 30, 2006
* Klaus Regling	Director
* Gaston Reinesch	Director
* Sibil Svilan	Director
* Jacek Tomorowicz	Director
* Jan Willem van der Kaaij	Director
* Claire Waysand	Director

/s/ Barbara Bargagli Petrucci Barbara Bargagli Petrucci		Director, Capital Markets Department, Finance Directorate	June 30, 2006
/s/ Botella Morales Luis Botella Morales		Financial Controller
*By	/s/ Eila Kreivi Eila Kreivi, Attorney-in-fact
*By	/s/ Sandeep Dhawan Sandeep Dhawan, Attorney-in-fact

Of the Duly Authorized Representative in the United States:

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the registrant, has signed this registration statement in Washington, D.C. on June 30, 2006.

/s/ John Bruton
John Bruton Authorized Representative in the United States Head of Delegation of the Delegation of the European Commission to the United States

EXHIBIT INDEX

Exhibit Number Description of Exhibit

A.1	—	European Investment Bank—Statute, version dated May 1, 2004 (previously filed with the EIB’s Annual Report on Form 18-K filed June 4, 2004).
A.2	—
Excerpts from the Treaty establishing the European Community and other provisions of European Law relating to the European Investment Bank, version dated May 1, 2004 (previously filed with Registration Statement No. 333-121148).

B.1	—
Powers of Attorney of Mr. Angeloni, Ms. da Costa Gomes, Mr. Erős, Mr. Grech, Mr. Hall, Mr. Hrubý, Mr. Järvan, Mr. Kakouris, Ms. Kaszasová, Ms. Krumane, Mr. Lubanski, Ms. Macerauskiene, Ms. Noras, Mr. O’Gorman, Mr. Papadakis, Ms. Pérez Ribes, Mr. Regling, Mr. Reinesch, Mr. Svilan, Mr. Tomorowicz, Mr. van der Kaaij (previously filed with Registration Statement No. 333-130289).

B.2	—	Powers of Attorney of Mr. Simon Brooks, Mr. Carsten Pillath and Mrs. Claire Waysand.
C.	—	Schedule of Outstanding Borrowings of the EIB at December 31, 2004 (previously filed with the EIB’s Annual Report on Form 18-K filed June 20, 2005).
D.1	—	Form of proposed fiscal agency agreement governed by New York law (previously filed with Registration Statement No. 333-9754).
D.2	—	Form of proposed fiscal agency agreement governed by Luxembourg law (previously filed with Registration Statement No. 333-9754).
E.	—	Form of proposed Underwriting Agreement.
F.	—	Consent of Ernst & Young S.A., independent registered public accounting firm.
G.	—	Consent of the EIB (acting through its Legal Department).
H.	—	Consent of Cravath, Swaine & Moore LLP, U.S. counsel for the EIB.
I.	—	Form of Opinion issued by the EIB (acting through its Legal Department).